UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SPECTRUM PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
84763A 10 8
(CUSIP Number)
Rajesh C. Shrotriya
Spectrum Pharmaceuticals, Inc.
11500 S. Eastern Ave.
Suite 240
Henderson, NV 89052
(702) 260-7410
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 3, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	84763A 10 8

1	NAMES OF REPORTING PERSONS Rajesh C. Shrotriya, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		3,465,466

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,035,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,465,466

WITH	10	SHARED DISPOSITIVE POWER

		1,035,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,500,466

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.24%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1The percentage owned is based on 51,530,066 shares of common stock outstanding as of January 3, 2011.

CUSIP No.	84763A 10 8
EXPLANATORY NOTE: Dr. Rajesh C. Shrotriya previously filed a statement of beneficial ownership, and amendments thereto, with the Securities and Exchange Commission (the “SEC”) with respect to the common stock, par value $0.001 per share (“Common Stock”), of Spectrum Pharmaceuticals, Inc. (the “Company”), on Schedule 13D pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1 thereunder. Due to recent grants of equity-based compensation, Dr. Shrotriya’s beneficial ownership changed by more than one percent (1%) of the number of issued and outstanding shares of Common Stock, thereby requiring the filing of this statement on Schedule 13D with the SEC pursuant to Section 13(d) of the Act and Rule 13d-1 thereunder.

Item 1.	Security and Issuer
This Schedule 13D (the “Statement”) relates to the Common Stock of the Company that is beneficially owned by Dr. Shrotriya. The Company’s principal executive offices are located at 11500 S. Eastern Ave., Suite 240, Henderson, Nevada, 89052.

Item 2.	Identity and Background
(a)	Rajesh C. Shrotriya, M.D.

(b)	Dr. Shrotriya’s business address is 11500 S. Eastern Ave., Suite 240, Henderson, Nevada, 89052.

(c)	Dr. Shrotriya is the Chairman of the Board, Chief Executive Officer and President of the Company. The Company is a biopharmaceutical company that acquires, develops and commercializes a diversified portfolio of drug products, with a focus on oncology, urology and other critical health challenges. The Company’s principal executive offices are located at 11500 S. Eastern Ave., Suite 240, Henderson, Nevada, 89052.

(d)	During the last five years, Dr. Shrotriya has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Dr. Shrotriya has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Shrotriya is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Dr. Shrotriya beneficially owns 4,500,466 shares of Common Stock of which (a) 533,900 shares were purchased by Dr. Shrotriya through open market purchases, an exercise of stock options and the purchase of shares of common stock under the Company’s Shelf Registration Statement on Form S-3 (File No. 333-150260), in each case with his personal funds; (b) 870,000 shares were acquired upon the grant of restricted stock, subject to future vesting, as compensation, in each case, granted by the Company to Dr. Shrotriya without the expenditure of his personal funds, except for payment of taxes upon the vesting of such restricted stock; (c) 19,566 shares were acquired through 401(k) matching contributions made by the Company in shares; and (d) 3,077,000 shares reported as beneficially owned in this Schedule 13D represent shares that Dr. Shrotriya has the right to acquire within 60 days through the exercise of the currently vested portions of stock options granted to him by the Company, for which no funds have yet been expended by Dr. Shrotriya.

Item 4.	Purpose of Transaction
Dr. Shrotriya owns securities of the Company for investment and compensatory purposes.

Other than any shares or other securities of the Company that Dr. Shrotriya may receive as compensation from the Company, Dr. Shrotriya does not presently have any definitive plan that relates to or would result in any of the items listed under (A) — (J) of this item. In his capacity as Chairman of the Board of Directors, Chief Executive Officer and President of the Company, Dr. Shrotriya has an active role in the Company’s management and therefore, may have general knowledge about one or more of the items listed under (A) — (J) of this item.

Item 5.	Interest in Securities of the Issuer
(a) As of January 3, 2011, Dr. Shrotriya beneficially owns an aggregate of 4,500,466 shares, representing an aggregate of 8.24% of the outstanding shares of Common Stock.
(b) Dr. Shrotriya has shared voting and dispositive power over 1,035,000 of the shares with his wife, Chitra Shrotriya, whose identifying information is provided below:
Chitra Shrotriya
Mrs. Shrotriya’s business address is 11500 S. Eastern Ave., Suite 240, Henderson, Nevada, 89052.
Mrs. Shrotriya is the wife of Dr. Shrotriya, who is the Chairman of the Board, Chief Executive Officer and President of the Company. The Company is a biopharmaceutical company that acquires, develops and commercializes a diversified portfolio of drug products, with a focus on oncology, urology and other critical health challenges. The Company’s principal executive offices are located at 11500 S. Eastern Ave., Suite 240, Henderson, Nevada, 89052.
During the last five years, Mrs. Shrotriya has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
During the last five years, Mrs. Shrotriya has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Mrs. Shrotriya is a citizen of the United State of America.
(c) Transactions by Dr. Shrotriya that were effected during the past 60 days are as follows.
On January 3, 2011, the Company’s Compensation Committee awarded Dr. Shrotriya a stock option to purchase up to 1,000,000 shares of the Company’s common stock at an exercise price of $6.87 per share and a restricted stock award for 250,000 shares of the Company’s common stock. 25% of the stock option and restricted stock award vested on January 3, 2011; the remaining shares for each of aforementioned awards vest in equal increments every twelve months on the anniversary date of the grant over three years.
(d)-(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not Applicable.

Item 7.	Material to be Filed as Exhibits.
Not Applicable.

CUSIP No.	84763A 10 8
SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: February 14, 2011

/s/ Rajesh C. Shrotriya, M.D.
Rajesh C. Shrotriya, M.D.